OPTION AGREEMENT FOR PURCHASE ASSETS

THIS OPTION AGREEMENT ("Agreement") made and entered into this 30th day of August, 2018 by and between Seller, hereinafter referred to as "Seller" and First Jersey Cannabis Corporation, hereinafter referred to as "Purchaser":

WHEREAS, Seller is the owner of certain assets being, lying and situated in the County of Atlantic, State of New Jersey, such assets having the street address of 1030 White Horse Pike, Galloway, New Jersey, ("Premises") and such assets being more particularly described as certain assets of Jimmie's Florist. Under no condition shall it be construed the Buyer is acquiring Jimmie's Florist as a corporation or other represented entity.

The Premise List represents the assets Buyer is acquiring from Seller. Attached as Exhibit A.

WHEREAS, Purchaser desires to procure an option to assets of the Premises as defined by the Premise List, upon the terms and provisions as hereinafter set forth;

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged by the parties hereto and for the mutual covenants contained herein, Seller and Purchaser hereby agree as follows:

1. DEFINITIONS. For the purposes of this Agreement, the following terms shall have the following meanings:

(a) "Execution Date" shall mean the day upon which the last party to this Agreement shall duly execute this Agreement;

(b) "Option Term" shall mean that per above, the date of sending of said notice shall be the Option Exercise Date. In the event the Purchaser does not exercise its exclusive right to purchase the Premises granted by the Option during the Option Term, and this agreement shall become absolutely null and void and neither party hereto shall have any other liability, obligation or duty herein under or pursuant to this Agreement.

(b). "Effective Time" shall mean this Agreement shall be in effective when the Purchaser files a formal registration statement with the Securities and Exchange Commission to sell securities or which part of the proceeds indicate the full cash

payment to the Seller within twenty-one (21) days from the execution by the Agreement. Purchase shall supply Seller with all document confirming such events, included the filed copy of the Offering Circular with the Securities and Exchange Commission.

2. CONTRACT FOR PURCHASE AND SALE OF ASSETS.

In the event that the Purchaser exercises its exclusive Option as provided for in the preceding paragraph, Seller agrees to sell and Purchaser agrees to buy the Premises and both parties agree to execute a contract for such purchase and sale of the Premises in accordance with the following terms and conditions:

(a) Purchase Price. The purchase price for the Premises shall be the sum of nine hundred and twenty thousand dollars ($920,000). Such assets of the Premises shall be free of all and any encumbrances, liens or other liabilities of any kind.

(b) Closing Date. The closing date shall be on the one hundred fifty (150) day from the date of the Effective Time execution of the Agreement, or at any other date during the Option Term as may be selected by Purchaser;

(c) Closing Costs. Purchaser shall pay all costs of closing the Contract;

3. MISCELLANEOUS.

(a) Execution by Both Parties. This Agreement shall not become valid and binding until fully executed by both Purchaser and Seller.

(b) Notice. All notices, demands and/or consents provided for in this Agreement shall be in writing and shall be delivered to the parties hereto by hand or by United States Mail with postage pre-paid. Such notices shall be deemed to have been served on the date mailed, postage pre-paid.

All such notices and communications shall be addressed to the Seller at 1030 White Horse Pike, Galloway, New Jersey, and to Purchaser at P.O. Box, 237 Philadelphia Avenue, Egg Harbor, New Jersey 08215, or at such other address as either may specify to the other in writing.

(c) This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey.

d) Successors and Assigns. This Agreement shall apply to, inure to the benefit of and be binding upon and enforceable against the parties hereto and their respective (heirs, successors, and or assigns, to the extent as if specified at length throughout this Agreement.

(e) Time. Time is of the essence of this Agreement.

(f) Headings. The headings inserted at the beginning of each paragraph and/or subparagraph are for convenience of reference only and shall not limit or otherwise affect or be used in the construction of any terms or provisions hereof.

(g) Cost of this Agreement. Any cost and/or fees incurred by the Purchaser in executing this Agreement.

(h) Entire Agreement. This Agreement contains all of the terms, promises, covenants, conditions and representations made or entered into by or between Seller and Purchaser and supersedes all prior discussions and agreements whether written or oral between Seller and Purchaser with respect to the Option and all other matters contained herein and constitutes the sole and entire agreement between Seller and Purchaser with respect thereto. This Agreement may not be modified or amended unless such amendment is set forth in writing and executed by both Seller and Purchaser with the formalities hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed under proper authority:

As to Purchaser this 30th day of August, 2018.

Purchaser – Christopher Netelkos, CEO of First Jersey Cannabis Corporation

As to Seller this 30th day of August, 2018.

Witnesses: "Seller" ____________

Seller

EXHIBIT A

OPTION AGREEMENT FOR PURCHASE ASSETS

Assets Being Sold

Property #3 Block 256
289x592
Assessment Tax $573,900
4 Acres
Living quarters 3bd house
2000 SF mobile home
Inground swimming pool
9200 SF Green Houses
3000 SF Commercial building
Large highway frontage
6 refrigerators
2 four door show boxes
3 large walk-in coolers
1 three door show walk-in combo
2 2014 Chevy vans
2 older trucks for emergency
Fixtures + furniture thru out
Office + store computers + registers
Includes all inventory
Plants – Flowers – Gift Items